PRESS HOLDINGS INTERNATIONAL
                    LIMITED ANNOUNCES WITHDRAWAL OF OFFERS

     LONDON, March 1, 2004 - Press Holdings International Limited (PHIL) announced today that Press Acquisition Inc. (PAI), a wholly-owned Canadian subsidiary of PHIL, has withdrawn its offers to acquire all of the issued and outstanding retractable common and preference shares of Hollinger Inc. (TSX:
"HLG.C", "HLG.PR.B" and "HLG.PR.C").

     The offers, which were announced by PHIL on January 18, 2004 and mailed to Hollinger Inc. shareholders and optionholders on January 27, 2004, were made pursuant to the terms of a Tender and Shareholder Support and Acquisition Agreement, by and among PHIL, The Ravelston Corporation Limited and Lord Black of Crossharbour. The offers were scheduled to expire at 8:00 a.m., Eastern Standard Time, on March 3, 2004. No Hollinger Inc. shares were purchased by PAI pursuant to the offers. PHIL has instructed Computershare Investor Services Inc., the depositary for the offers, to return all Hollinger Inc. shares tendered to date pursuant to the offers as soon as practicable.

    PHIL, Ravelston and Lord Black have also mutually agreed to terminate the Tender and Shareholder Support and Acquisition Agreement.

     In connection with the withdrawal of the offers, PHIL's agreement to fund the aggregate consideration being offered by Hollinger Inc. for any and all of its outstanding 11.875% Senior Secured Notes due 2011 under the debt tender offer for US$1,250 per US$1,000 principal amount of Notes has been terminated.

Contact:

BRUNSWICK


UK Enquires

Nick Claydon
James Hogan

+44 20 7404 5959

US Enquiries

Tim Payne
Lekha Rao

+1 212 333 3810